VERACYTE, INC.
6000 Shoreline Court, Suite 300
South San Francisco, California 94080

May 9, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Ronald E. Alper

Re:        Veracyte, Inc. Registration Statement on Form S-3 (File No. 333-224576) filed May 1, 2018.

Ladies and Gentlemen:
Requested Date: May 11, 2018
Requested Time: 4:00 PM Eastern Time
Ladies and Gentlemen:
Veracyte, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.
The Registrant hereby authorizes Robert Freedman or Ran Ben-Tzur, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Ben-Tzur at (650) 335-7613 or, in his absence, to Mr. Freedman at (650) 335-7292.
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Sincerely,

VERACYTE, INC.

By:	/s/ Keith Kennedy
Keith Kennedy
Chief Financial Officer

cc:	Bonnie H. Anderson, Chairman and Chief Executive Officer
Veracyte, Inc.

Douglas N. Cogen, Esq.
Robert A. Freedman, Esq.
Ran D. Ben-Tzur, Esq.
Fenwick & West LLP